

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2018

Adam Satterfield
Chief Financial Officer
OLD DOMINION FREIGHT LINE, INC.
500 Old Dominion Way
Thomasville, North Carolina 27360

   Re: OLD DOMINION FREIGHT LINE, INC.
     Form 10-K for the Fiscal Year Ended December 31, 2017
     Filed Febraury 27, 2018
     Form 10-Q for the Fiscal Period Ended March 31, 2018
     Filed May 7, 2018
     File Nos. 000-19582

Dear Mr. Satterfield:

   We have reviewed your June 28, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2018 letter.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 20

1. In your response to prior comment 1, you indicate that operating statistics such as LTL revenue per hundredweight, LTL revenue per shipment, and LTL revenue are commonly used in the LTL industry to evaluate pricing trends. However, we were only able to identify one competitor that discloses it calculates such measures using billed revenue. Please provide us with further information related to your understanding of industry

practice on the calculation of these measures using billed revenue versus revenue as calculated in accordance with GAAP. Additionally, please provide us with your analysis as to whether you believe billed revenue would represent a non-GAAP measure under Item 10(e) of Regulation S-K, as you calculate these measures using billed revenue. In your response, please provide us with the quantitative difference between billed revenue and revenue reported under GAAP for the periods presented.

You may contact Jim Dunn at 202-551-3724 or Melissa Raminpour at 202-551-3379 if you have questions regarding comments on the financial statements and related matters.

Division of Corporation Finance
Office of Transportation and Leisure